Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: April 8, 2004

     The following is an English translation of materials presented on April 8, 2004 by Mr. Jean François-Dehecq, Chairman and Chief Executive Officer of Sanofi-Synthelabo, to the French Group Council of Aventis (le comité de groupe d’Aventis), the representative body of Aventis’s French employees constituted pursuant to Article 439-1 of the French Labor Code.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

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Sanofi-Synthelabo

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 — 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the French Commission des Opérations de Bourse (now the Autorité des Marchés Financiers) on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Sanofi-Synthélabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

Operations

(1) Source: IMS / GERS MAT 12/2003 North America Rest of the World Europe World Sanofi-Synthelabo Market Aventis Higher growth than the markets ... 2001 2002 2003 SASY 0.296 0.216 0.395 Marche 0.182 0.119 0.111 AVENTIS 0.343 0.221 0.124 2001 2002 2003 SASY 0.122 0.095 0.116 Marche 0.099 0.088 0.083 AVENTIS 0.066 0.061 0.065 2001 2002 2003 SASY 0.163 0.139 0.19 Marche 0.133 0.096 0.095 AVENTIS 0.161 0.122 0.095 2001 2002 2003 SASY 0.17 0.208 0.184 Marche 0.083 0.059 0.077 AVENTIS 0.11 0.079 0.101 (1)

One of the best industry « track records » Sanofi-Synthelabo developed Sanofi-Synthelabo consolidated Market 2000 0.158 0.104 0.096 2001 0.218 0.166 0.138 2002 0.194 0.134 0.092 2003 0.257 0.194 0.092 2002 AMGEN 30.6% J&J 18.6% NOVARTIS 15.4% SANOFI-SYNTHELABO 13.4% AVENTIS 13.2% BOEHRINGER ING. 12.6% PFIZER 11.7% EISAI 11.5% TOP20 groups with double- digit growth1 2000 TAKEDA 26.6% EISAI 20.8% MERCK & CO 19.6% J&J 16.4% GSK 13.1% PFIZER 12.8% AMGEN 12.6% AVENTIS 12.5% BMS 12.0% WYETH 11.6% LILLY 10.5% SANOFI-SYNTHELABO 10.4% ASTRAZENECA 10.0% 2001 J&J 25.5% WYETH 24.2% EISAI 19.4% TAKEDA 18.7% MERCK & CO 18.3% AVENTIS 18.3% SANOFI-SYNTHELABO 16.6% PFIZER 16.6% AMGEN 16.2% GSK 16.1% SCHERING AG 15.9% BOEHRINGER ING. 15.2% ASTRAZENECA 15.0% ABBOTT 11.3% LILLY 11.2% NOVARTIS 10.5% BMS 10.4% 2003 AMGEN 36.0% SANOFI-SYNTHELABO 19.4% NOVARTIS 17.5% BOEHRINGER ING. 13.4% EISAI 13.0% J&J 12.9% ABBOTT 12.0% ROCHE 11.8% LILLY 11.7% TAKEDA 10.0% 1. IMS/GERS : WORLD = USA (10 channels except in 2000 : 8 channels) + EUROPE (18 countries) + Japan (R+H) Consistently overperforming the world market1 2000 2001 2002 2003

A portfolio with good results in 2003 1. 2003 internal data. Growth on a comparable basis 2. Except Corotrope / Primacor (out of patent), and Ticlid replaced by Plavix Top 10 products high growth(1) ? +26.9% Reaching 67.3% of total sales versus 61.3% in 2002 And a real ability to successfully sustain the rest of portfolio ? +2.2%(2)

High growth of strategic products 2003 Developed sales, in EUR m1 1. 2003 internal data. Growth on a comparable basis

SANOFI-SYNTHELABO IMS Consolide SANOFI-SYNTHELABO IMS Developpe AMGEN NOVARTIS EISAI ROCHE BOEHRINGER INGEL ABBOTT JOHNSON & JOHNSON TAKEDA AVENTIS LILLY SCHERING AG TOTAL USA MARKET PFIZER MERCK & CO WYETH GLAXOSMITHKLINE BRISTOL-MYERS SQB. BAYER ASTRAZENECA SCHERING PLOUGH Est 0.4 0.38 0.35 0.23 0.22 0.16 0.16 0.14 0.13 0.13 0.12 0.12 0.11 0.11 0.09 0.09 0.06 0.05 0.05 0 -0.06 -0.36 USA - Highest growth of the market Developed sales in 2003: 4.0 EUR bn High performance of the activity Consolidated sales 1 +32.9% Developed sales1 +35.4% A constant effort of organization structuration in order to speed up growth 1. 2003 internal data. Growth on a comparable basis 2. IMS NSP (10 channels) MAT Dec-2003. Highest growth of TOP202 Main products growth, 20031,2 PLAVIX AMBIEN APROVEL Developed internal sales 0.38 0.11 0.3 IMS Demand 0.39 0.23 0.25 Leader in 1 year

Europe : a strong performance SANOFI-SYNTHELABO NOVARTIS MARKET JOHNSON & JOHNSON PFIZER ROCHE AVENTIS ASTRAZENECA BRISTOL-MYERS SQB. GLAXOSMITHKLINE MERCK & CO Est 0.12 0.1 0.09 0.08 0.08 0.08 0.04 0.03 0.03 0.02 0.02 Best performance amongst TOP10 5 strategic products consolidated sales growth: +27%, reaching 2 bn Euros2 Key affiliates organized to sharper customer focus and enhance sales force productivity IMS/GERS 18 countries MAT Dec-03 Consolidated internal sales. Growth on a comparable basis TOP10 growth1, 2003 Sales growth in Europe, EUR m2 2001 2002 2003 Other products 2.595 2.592 2.528 5 Strategic products 1.287 1.712 2.165 +33% +27% Strategic products Rest of portfolio

PFIZER GLAXOSMITHKLINE MERCK & CO J &J NOVARTIS ASTRAZENECA AVENTIS BMS ROCHE WYETH SANOFI-SYNTHELABO PFIZER 0.089 PFIZER 7 GLAXOSMITHKLINE 0.04 GLAXOSMITHKLINE 9 MERCK & CO 0.065 MERCK & CO 5 J & J 0.129 J & J 6 NOVARTIS 0.175 NOVARTIS 2 ASTRAZENECA -0.016 ASTRAZENECA 4 AVENTIS 0.084 AVENTIS 4 BMS 0.046 BMS 2 ROCHE 0.118 ROCHE 2 WYETH 0.068 WYETH 3 2000 2001 2002 2003 2006 Stilnox 920120 1214738 1455474 1380818 2000000 Plavix 1279333 2033024 2586255 3224711 6000000 Aprovel 665093 924058 1067744 1254539 2000000 Eloxatine 140941 195472 389437 823726 1500000 Xatral 120082 148234 182425 221644 500000 Arixtra 0 0 9570 24029 500000 A strong portfolio of leading products ... Sales of strategic products have doubled since 2000 A balanced portofolio around 4 blockbusters Highest density of blockbusters compared with its size High potential with Life Cycle Management 1.Internal data and internal estimations. Growth on a comparable basis 2. IMS/GERS & laboratories data +36.1% Developed sales & 2006 sales objectives, EUR Bn1 2003 growth & Blockbusters2 Pfizer GSK Merck & Co J & J Novartis AstraZeneca Aventis BMS Roche Wyeth Sanofi-synthelabo developed

.... strengthened by Life Cycle Management Programs Digestive Cancers Colorectal cancer with biologic products New indication (AUR) Ambien CR (zolpidem MR) New indications (heart failure, atrial fibrillation) New indications (atrial fibrillation, high risks patients) Development in Neurology LCM Patients 2 500 patients 3 300 patients 8 000 patients 17 500 patients 88 000 patients

Scientific Affairs

RESEARCH 1 DEVELOPMENT STAFF Paris Area ? 1800 Montpellier ? 1000 Toulouse - Labege ? 650 Great Valley ? 600 Research & Development Worldwide Centres Budapest Toulouse Labege Strasbourg Milan Montpellier Riells Paris Area Alnwick Alcobendas Great Valley NEARLY 7 000 SCIENTIFIC AND SUPPORT STAFF IN RESEARCH AND DEVELOPMENT 14 RESEARCH AND DEVELOPMENT CENTRES

A balanced R&D portfolio, basis of sustained growth 25 compounds in phases II et III 31 compounds in pre-clinical and phase I 56 compounds under development

Seven major clinical trial results presented early 2004 5 positive phase III results EURIDIS - dronedarone ADONIS - dronedarone ZOLADULT - AMBIEN(r) CR (zolpidem MR) STRATUS US - ACOMPLIATM (rimonabant) RIO-Lipids - ACOMPLIATM (rimonabant) 2 positive phase IIb results Saredutant (SR 48968) in Major Depressive Disorders SR 121463 - V2 Receptor Antagonist in SIADH

ACOMPLIATM (rimonabant) Recent results demonstrate the central and peripheral role of CB1 receptor in the regulation of human metabolism. ACOMPLIATM, the first CB1 receptor blocker, has shown effects in obesity, on the gluco-lipidic profile as well as in smoking cessation. ACOMPLIATM, is likely to become a cornerstone therapy in the management of patients with cardiovascular risks.

R&D Achievements in 2003 Seven submissions in 2003 Arixtra(r) in VTE treatment Eloxatin(r) in advanced colorectal cancer : 2nd line (Europe) - 1st line (United States) - adjuvant treatment in colon cancer (Europe) Xatral(r) OD in Acute Urinary Retention adjuvant therapy (Europe) Aprovel(r) / Avapro(r) - Reduced Mass Tablets (Europe, US) Depakine(r) Chronosphere Sachets in epilepsy and bipolar disorders (Europe) Six registrations in 2003 Arixtra(r) in long term prevention of VTE in hip fracture patients Eloxatine(r) in all stage of metastatic colorectal cancer (Europe) Uroxatral(r) in the treatment of the signs / symptoms of benign prostatic hyperplasia (United States) Xatral(r) OD in Acute Urinary Retention adjuvant therapy (Europe) Avapro(r) - Reduced Mass Tablets (US) Depakine(r) Chronosphere in bipolar disorders (Europe)

R&D expectations in 2004 One regristration Eloxatin(r) : Colorectal cancer 1st line (US) Ten submissions Eloxatin(r) : colon cancer adjuvant treatment (US) Ambien(r) CR : insomnia (US) fumagillin : microsporidiosis Arixtra(r) : medical patients (Europe, US) high risk surgery (Europe, US) DVT prevention (Japan) Plavix(r) : fixed combination with aspirin (Europe, US) submission - Japan Aprovel(r) / Avapro(r) pediatric hypertension (US) irbesartan + HCTZ : high dose combination (Europe, US)

Industrial Affairs

Industrial Affairs Worldwide presence, strongly centered in Europe A clear Industrial Strategy Production of our active ingredient Chemical activity (submitted steps) Production of our finished products Pharmaceutical activity Europe Core Products USA / Core Products partnerships Intercontinental Local/Regional Products/adapted packaging No subcontracting or relocation policy Distribution : mainly internally. Single Organisation Decision center in Paris Region Autonomy of plants Managerial delegation

MOURENX ? ? AMILLY * ? NOTRE DAME DE BONDEVILLE * ARAMON ? ? SISTERON BUDAPEST ? Production Plants Chemical Activities * Workshops ?

Clear Industrial Strategy Chemical : 4 plants in Europe including 3 in France Develop and industrialise synthetic processes for the molecules issuing from Sanofi- Synthelabo Research. Produce active ingredients required for the worldwide sales of the Group's products and the molecules sold to third parties. 2 100 people 360 in Development 1 740 in Manufacturing

Pharmaceutical Activities Production Plants in Europe ? AMILLY ? NOTRE-DAME DE BONDEVILLE ? ? RZESZOW ? MILAN ? RIELLS ? ALCOBENDAS ? COLOMIERS ? AMBARES ? TOURS ? QUETIGNY ? FAWDON BUDAPEST 3 Plants

St Louis Casablanca 2 plants Mexico Cali Rio de Janeiro Ho Chi Minh City Seoul Production Plants out of Europe Pharmaceutical Activities Bandung Tunis Alger Hangzhou

Clear Industrial Strategy WORDLWIDE 26 plants 916 millions of units 6 250 people EUROPE 14 plants 760 millions of units 4 650 people OUT OF EUROPE 12 plants 156 millions of units 1 600 people FRANCE 6 plants 480 millions of units 3 000 people Pharmaceutical Activities Suppy markets with Sanofi-Synthelabo products Develop and industrialize new core products

Clear Industrial Strategy Distribution 912 people : 642 in Europe and 270 out of Europe Supply chain management and market forecasting. FRANCE EUROPE OUT OF FRANCE OUT OF EUROPE ASIA/ECO 3 plants 11 plants 9 plants Out-sourced 310 millions of units 300 millions of units 245 millions of units 240 millions of units

WORKFORCE

Workforce on December 31, 2003 North America 4 480 Latin America 2 188 Africa 1 314 Central and Eastern Europe 530 Asia /Oceania 2 316 Western Europe 9 380 France 12 058 China / Japan 820 Total workforce : 33 086